RECEIVED

2007 NOV 27 A 12:31

Our Ref: SIHL/ADR/07

20th November 2007

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

07028232

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copies of four announcements all dated 19th November 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcements shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

PROCESSED
NOV 30 2007
THOMSON FINANCIAL

Encls.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

11/27

電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

MAJOR TRANSACTION IN RELATION TO THE PROPOSED ACQUISITION OF 19% EQUITY INTEREST IN SHANGHAI URBAN DEVELOPMENT

DELAY IN DISPATCH OF CIRCULAR

Reference is made to the Announcement dated 29th October 2007 of the Company in relation to the Proposed Acquisition. The Company has applied to the Stock Exchange for a waiver from strict compliance with Rules 14.38 and 14.40 of the Listing Rules and to extend the latest time for dispatch of the Circular from 19th November 2007 to 19th December 2007.

Reference is made to the announcement dated 29th October 2007 (the "**Announcement**") of Shanghai Industrial Holdings Limited (the "**Company**") in relation to, inter alia, the acquisition of 19% equity interest in Shanghai Urban Development. Unless otherwise defined, capitalised terms used herein shall have the same meaning as those used in the Announcement.

Pursuant to Rule 14.38 (as applied by Rule 14.40) of the Listing Rules, the Company is required to issue a circular in relation to the Proposed Acquisition (the "**Circular**") to its shareholders within 21 days after publication of the Announcement, which is on or before 19th November 2007.

However, additional time is required to collate certain information (including audited financial information on Shanghai Urban Development, pro forma financial information on the enlarged group and an accountants' report thereon, as well as a valuation report) to be included in the Circular. The Company has applied to the Stock Exchange for a waiver from strict compliance with Rules 14.38 and 14.40 of the Listing Rules and to extend the latest time for dispatch of the Circular to 19th December 2007.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 19th November 2007

As at the date of this announcement, the Board is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Zhou Jie, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

CHANGE OF DIRECTORS

The Board of Directors ("the Board") of Shanghai Industrial Holdings Limited ("the Company") announces that due to change in job duties, Mr. Qu Ding has resigned as Executive Director, Vice Chairman and Executive Deputy CEO of the Company with effect from 19th November 2007. Mr. Qu has confirmed that there is no disagreement with the Board and no other matters relating to his resignation as Executive Director of the Company that need to be brought to the attention of the Company's shareholders. On the same day, Mr. Zhou Jie has been appointed as Executive Director and Executive Deputy CEO of the Company.

Mr. Zhou, aged 39, has been a Deputy CEO of the Company since January 2002. The positions he held in major subsidiaries and associated corporations of the Company include: the chairman of Hangzhou Huqingyutang Pharmaceutical Co. Ltd., a director of Shanghai Industrial Pharmaceutical Investment Co. Ltd. (listed on the Shanghai Stock Exchange, stock code: 600607), Chia Tai Qingchunbao Pharmaceutical Co. Ltd., Shanghai Sunway Biotech Co. Ltd., The Wing Fat Printing Co. Ltd. and Shanghai Information Investment Inc. and the chairman of the supervisory committee of Bright Dairy and Food Co. Ltd. (listed on the Shanghai Stock Exchange, stock code: 600597). He is also a non-executive director of Shanghai Fudan-Zhangjiang Bio-Pharmaceutical Co. Ltd. (listed on the Hong Kong Stock Exchange, stock code: 8231). He graduated from Shanghai Jiaotong University with a master's degree in engineering management. Mr. Zhou joined Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC"), the holding company of the Company, in May 1996, and is an executive vice president of SIIC. He was an Executive Director of the Company during the period from January 2002 to January 2004. Mr. Zhou previously held the positions of chairman and general manager of Shanghai S.I. Capital Co. Ltd. He was formerly the deputy general manager of the investment banking head office of Shanghai Wanquo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.). He has over 10 years' experience in investment banking and capital markets operation.

As at the date of this announcement, Mr. Zhou has a personal interest in 307,000 shares of the Company and 220,000 share options of the Company altogether representing 0.05% of the total issued share capital of the Company. Save as aforesaid, he has no other interests in the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Zhou has an employment contract with the Company commencing on 19th January 2004, which may be terminated by either party giving to the other one months' prior written notice. He is subject to retirement by rotation and re-election at the annual general meeting in accordance with the Articles of Association of the Company. Except the basic salary, he is entitled to receive a discretionary bonus payment subject to the absolute discretion of the Company having regard to the

operating results of the Group, industry benchmark and his performance. The basic salary is determined by reference to the factors such as the Company's operating performance, prevailing market conditions and job responsibilities. He is entitled to receive a basic annual salary of HK$1,606,220 for the year ending 31st December 2007.

Save as disclosed above, Mr. Zhou did not hold any directorships in any listed public companies in the last three years, and has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

The Board confirmed that there are no other matters that need to be brought to the attention of the Company's shareholders in relation to the appointment of Executive Director.

The Company would like to express its gratitude to Mr. Qu Ding for his contribution to the Group and welcome Mr. Zhou Jie for joining the Board.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 19th November 2007

As at the date of this announcement, the Board is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Zhou Jie, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

South China Morning Post
Publication Date : 20th November 2007

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

NOTIFICATION
MAJOR TRANSACTION/
DELAY IN DISPATCH OF CIRCULAR OR OTHER DOCUMENT

MAJOR TRANSACTION IN RELATION TO THE PROPOSED ACQUISITION OF 19% EQUITY INTEREST IN SHANGHAI URBAN DEVELOPMENT

DELAY IN DISPATCH OF CIRCULAR

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Shanghai Industrial Holdings Limited at www.sihl.com.hk under "News".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays), from today until 19th December 2007 or until such time as the major transaction circular is sent to shareholders, whichever is the later. Copies will be provided upon request at no charge.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 19th November 2007

South China Morning Post

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

NOTIFICATION CHANGE IN DIRECTORS OR OF IMPORTANT EXECUTIVE FUNCTIONS OR RESPONSIBILITIES

CHANGE OF DIRECTORS

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Shanghai Industrial Holdings Limited at www.sihl.com.hk under "News".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays), from today until 19th December 2007. Copies will be provided upon request at no charge.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 19th November 2007

END